Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended
	2007	2006	2005	2004	2003	2002
Consolidated loss before extraordinary gain	$(41,573)	$(55,567)	$(35,243)	$(23,033)	$(15,486)	$(20,191)
Add: Fixed charges	426	492	105	165	226	94
Less: Capitalized interest	—	—	—	—	—	—

Earnings, as defined	$(41,147)	$(55,075)	$(35,138)	$(22,868)	$(15,260)	$(20.097)

Interest expense	58	6	—	24	107	4
Estimated interest portion of rental expense	$368	$486	$105	$141	$119	$90

Fixed charges	426	492	105	165	226	94

Excess (deficiency) of earnings to fixed charges	$(41,573)	$(55,567)	$(35,243)	$(23,033)	$(15,486)	$(20,191)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, including amortization of debt issuance cost, and estimated interest within rental expense.